UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2010

STRATA OIL & GAS INC.
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(Registrant’s Name)

918 16th Ave., NW, Suite 408
Calgary, Alberta T2M OK3
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]          No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Directors and Officers

Strata Oil & Gas Inc., a Canadian corporation (the “Corporation”) held its Annual General Meeting on July 19, 2010, where there were six (6) nominees presented to the shareholders for election of the directors for the ensuing year. A shareholder resolution was adopted to reduce the number of directors of the Corporation to three (3). Accordingly, it was resolved that Ron Daems was elected as a director; and Pratt Barndollar and Charlie Perity were re-elected directors of the Corporation by shareholder vote.

Also On July 19, 2010, Mr. Ron Daems, was appointed Chief Executive Officer, President and Secretary of Strata Oil & Gas Inc. Set forth below is the age and a brief description of the background and business experience of Mr. Daems over the past five years.

Mr. Ron Daems, age 42, brings extensive financial and resource industry experience to Strata Oil & Gas. In the span of his career he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.

From 2000 through 2003 Mr. Daems was a portfolio manager for a multinational investment firm. In 2004 Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems. Since January 2007 Mr. Daems has also served as President and CEO of Capex Energy Services Inc., a privately held company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Ron Daems
Name: Ron Daems
Title: President

Date:    July 22, 2010